EXHIBIT 23.2


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                        Consent of Independent Auditors

We have issued our report dated January 27, 1997, accompanying the consolidated financial statements of Security Federal Savings Bank and Subsidiary contained in the Application to Convert a Mutual Savings Bank to a Stock Owned Savings Bank of Security Federal Savings Bank and in the Registration Statement and accompanying prospectus of SFB Bancorp, Inc. We consent to the use of the aforementioned report in the Application to Convert a Mutual Savings Bank to a Stock Owned Savings Bank of Security Federal Savings Bank, and in the Registration Statement and prospectus, and to the use of our name as it appears under the caption "Experts" and "Legal and Tax Opinions."





                              /s/Crisp Hughes & Co., L.L.P.
                              Crisp Hughes & Co., L.L.P.

Asheville, North Carolina
March 17, 1997